Exhibit 1.1

chinadotcom corporation
(the “Company”)
(Incorporated in the Cayman Islands with limited liability)

Company No: CR-74277

NOTICE IS HEREBY GIVEN THAT THE FOLLOWING RESOLUTION IS AN EXTRACT OF THE RESOLUTION PASSED AT THE ADJOURNED EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY HELD AT 34TH FLOOR, CITICORP CENTRE, 18 WHITFIELD ROAD, CAUSEWAY BAY, HONG KONG ON APRIL 27, 2005 AT 11:00 A.M.

RESOLVED AS A SPECIAL RESOLUTION

“That Article 1 of the Company’s Amended and Restated Memorandum of Association be deleted and replaced with the following:

“1. The name of the Company is CDC Corporation, the Chinese translation of which is ‘CDC ’.”

“That Article 2(i) of the Company’s Amended and Restated Articles of Association be deleted and replaced with the following:

“(i) ‘the Company’ or ‘this Company’ shall mean CDC Corporation, the Chinese translation of which is ‘CDC ’.”

Raymond Ch’ien
Chairman of the Meeting